January 28, 2010

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:	Southfield Energy Corporation
Registration Statement on Form S-1
Filed September 21, 2009, as amended on November 2, December 17, 2009 and January 15, 2010
File No. 333-162029

Dear Mr. Morrill:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Southfield Energy, Inc. (the “Company”) dated January 28, 2010.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form S-1

Report of Independent Registered Accounting Firm, page F-2

1.
We note the audit report has been revised since the last filing to make reference to footnotes 14 and 15, which have also been revised from what was previously filed with the commission. Please have your auditor revise the dual date reference or otherwise explain to us why they do not believe this revision is necessary.

Company Response
Our auditors have revised their audit report to update the dual date to April 20, 2009, except for Notes 14 and 15 which are January 15, 2010.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Ben Roberts

Ben Roberts,
Chief Executive Officer